UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit VI:  Underwriting Agreement dated May 11, 2016, in connection with the offering of $3,000,000,000 1.125% Notes due 2019.

Exhibit VII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 18, 2016, in connection with the offering of $3,000,000,000 1.125% Notes due 2019.

Exhibit VIII:  Opinion of Cravath, Swaine & Moore LLP dated May 18, 2016, in connection with the offering of $3,000,000,000 1.125% Notes due 2019.

Exhibit IX:  Letter dated May 18, 2016, amending and supplementing the Fiscal Agency Agreement dated November 28, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 18th day of  May, 2016.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Washington, D.C., on the 18th day of  May, 2016.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ David O’Sullivan
David O’Sullivan
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document
VI	Underwriting Agreement dated May 11, 2016, in connection with the offering of $3,000,000,000 1.125% Notes due 2019.
VII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 18, 2016, in connection with the offering of $3,000,000,000 1.125% Notes due 2019.
VIII	Opinion of Cravath, Swaine & Moore LLP dated May 18, 2016, in connection with the offering of $3,000,000,000 1.125% Notes due 2019.
IX	Letter dated May 18, 2016, amending and supplementing the Fiscal Agency Agreement dated November 28, 2014.